                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a- 16 OR 15d- 16 of

                       the Securities Exchange Act of 1934

For the month of August, 1996

                     VENTURE PACIFIC DEVELOPMENT CORPORATION
                 (Translation of registrant's name into English)

Suite 1204 - 700 West Pender Street, Vancouver, British Columbia, CANADA V6C 1G8
                    (Address of principal executive offices)

      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]       No [X]

      [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[VENTURE PACIFIC LETTERHEAD]

FOR IMMEDIATE RELEASE

August 12, 1996 - Vancouver, British Columbia. - Denis Beneteau, Vice President of Venture Pacific Capital Corporation (A Company subsidiary) announces that approvals have been obtained from the City of Prince George, B.C. for the establishment of the Buffalo Brew Pub. This is the first Pub licence granted in Prince George since 1989. The City of Prince George has forwarded a resolution to the Provincial Government for their endorsement. Mr. Beneteau is now proceeding to syndicate. $2,175,000 CAN required for the project Venture Capital is to earn a syndication fee and the Company is to have a 10% carried interest in the project Official Opening is expected on February 14, 1997. This is a first for several syndications for Brew Pubs, Travelodges and Retirement Villages being planned for British Columbia and Alberta.

The Company's Creekside, Village has now presold 63% of its 54 Unit townhouse project in Pemberton B.C. Construction is on schedule with completion by December 31, 1996.

Venture Pacific Development Corporation is presently engaged in the business of real estate development primarily on its own lands in the Pemberton area near Whistler with several projects in the conceptional stage, however, it may diversify its business as opportunities for investment arise elsewhere in Canada and the United States. Several such opportunities are under review at this time, some being lucrative gaming possibilities.

FOR FURTHER INFORMATION CONTACT: Ronald W. Downey at (604) 687-4588 or (888) 260-8888 or by Fax at (604) 687-4905. Web site address: www. venpac.com. E-mail address: ronaldd@venpac.com.

On behalf of the Board of Directors

/s/ Ronald W. Downey
- ------------------------------------
Ronald W. Downey, President & C.E.O.


                  TRADING SYMBOLS: "VSE", VPV, "NNOTC": VEPDF
The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


                    VENTURE PACIFIC DEVELOPMENT CORPORATION
       Suite 1204-700 West Pender Street, Vancouver, B.C. Canada V6C 1G8
      Tel: (604) 687-4588 - Fax: (604) 687-4905 - Toll Free: 888-260-8888

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto, duly authorized.

                                   VENTURE PACIFIC DEVELOPMENT CORPORATION
                                          (Registrant)

Date: August 21, 1996                      By: /s/ Ronald W. Downey
                                           Ronald W. Downey
                                           President and Chief Executive Officer
                                           (Signature)*

*Print the name and title of the signing officer under his signature.